FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	……………………………………………… ,	2022

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 26, 2022	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2022

CONSOLIDATED RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2022

April 26, 2022

CONSOLIDATED RESULTS

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projection
	Three months ended March 31, 2022	Three months ended March 31, 2021	Change(%)		Three months ended March 31, 2022	Year ending December 31, 2022	Change(%)
Net sales	¥879,350	¥842,651	+	4.4	$7,207,787	¥3,980,000	+	13.3
Operating profit	76,140	70,564	+	7.9	624,098	360,000	+	27.7
Income before income taxes	67,697	66,048	+	2.5	554,893	370,000	+	22.2
Net income attributable to Canon Inc.	¥45,975	¥44,454	+	3.4	$376,844	¥252,000	+	17.4

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥43.97	¥42.51	+	3.4	$0.36	¥241.00	+	17.4
- Diluted	43.96	42.50	+	3.4	0.36	240.92	+	17.4

	Actual
	As of March 31, 2022	As of December 31, 2021	Change(%)		As of March 31, 2022
Total assets	¥4,944,822	¥4,750,888	+	4.1	$40,531,328

Canon Inc. shareholders’ equity	¥2,971,967	¥2,873,773	+	3.4	$24,360,385

Notes:	1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. U.S. dollar amounts are translated from yen at the rate of JPY 122=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2022, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2022 First Quarter in Review

Looking back at the first quarter of 2022, the global economy continued to recover, despite the resurgence of the COVID-19 Omicron variant, due to increased booster vaccination rates and easing of restrictions of economic activities in various countries. However, the global shortage of semiconductor chips and the disruption in logistics due to high demand continued, and the economic outlook became increasingly uncertain due to the worsening Ukraine crisis and acceleration of inflation. In the United States, economic recovery continued due to an increase in personal consumption and a solid employment situation through economic measures. In Europe, consumption began to drop due to a decrease in exports caused by economic and financial sanctions and rising prices caused by worsening conditions relating to the Ukraine crisis. However, economic activity in the United Kingdom and other countries began to return to their pre-COVID levels. In China, personal consumption declined due to restrictions under its Zero-COVID strategy, although domestic demand recovered as government-related infrastructure investment increased. In other emerging countries, the economy gradually recovered as a result of eased restrictions. In Japan, economic recovery remained moderate due to ongoing quasi-emergency measures.

In the markets in which Canon operates, despite the impact of the shortage of semiconductor chips as well as production delays due to the resurgence of COVID-19 infections and supply chain disruptions, demand remained firm. Demand for office multifunction devices (MFDs) and laser printers continued to recover. For inkjet printers, demand in home use remained solid. For cameras, demand remained solid, mainly in mirrorless cameras. For medical equipment, resumption of routine examinations at medical institutions continued, although demand in Japan declined this year due to last year’s Japanese government spending. For lithography equipment, demand for semiconductor lithography equipment continued amid favorable market conditions in a wide range of products such as memory and logic. For FPD (Flat Panel Display) lithography equipment, capital investments from panel manufacturers remained solid.

The average value of the yen in the first quarter was ¥116.33 against the U.S. dollar, a year-on-year depreciation of approximately ¥10, and ¥130.40 against the euro, a year-on-year depreciation of approximately ¥3.

As for the first quarter, despite the shortage of semiconductor chips and the disruption in logistics due to high demand, Canon prioritized product supply by maximizing production, which was achieved by switching to different parts and developing business with new component suppliers. Net sales for the first quarter increased by 4.4% year-on-year to ¥879.4 billion due to rising prices of products and depreciation of the yen. Gross profit as a percentage of net sales decreased by 0.7 points to 44.9% due to the rising costs of parts and logistics. However, first-quarter gross profit increased by 2.6% year-on-year to ¥394.4 billion due to the depreciation of the yen. Operating expenses increased by 1.4% year-on-year to ¥318.3 billion as a result of an increase in operating expenses denominated in foreign currencies due to the depreciation of the yen and non-recurring expenses incurred to close a certain production facility, despite the continued efficiency-focused controls of expenses and a gain on the sale of a branch of an overseas sales subsidiary that determined it to be unnecessary after conducting a functional review. As a result, operating profit increased by 7.9% year-on-year to ¥76.1 billion. Other income (deductions) decreased by ¥3.9 billion year-on-year to a loss of ¥8.4 billion, mainly due to valuation losses on securities and currency exchange losses from liabilities denominated in foreign currencies. As a result, income before income taxes increased by 2.5% year-on-year to ¥67.7 billion and net income attributable to Canon Inc. increased by 3.4% year-on-year to ¥46.0 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥43.97 for the first quarter, a year-on-year increase of ¥1.46.

Results by Segment

Looking at Canon’s first-quarter performance by business unit, in the Printing Business Unit, demand for office MFDs recovered. However, unit sales decreased compared with the previous year due to the shortage of semiconductor chips. As for laser printers, unit sales increased compared with the previous year due to solid demand. Sales of services and consumables increased compared with the previous year thanks to increases in customer print volumes as a result of recovering in office occupancy rates. For inkjet printers, unit sales of both Cartridge Printers and Refillable Ink Tank Printers were above those of the same period of the previous year due to solid global demand. For equipment in the production printing market, unit sales increased compared with the previous year mainly in the United States and Europe due to strong sales of the varioPRINT iX series of high-speed sheet-fed color inkjet presses. These factors resulted in total sales for the business unit of ¥504.8 billion, a year-on-year increase of 7.5%, while income before income taxes increased by 0.7% year-on-year to ¥55.1 billion due to a recovery of services and consumables, despite rising costs of parts and logistics. Sales and income increased in the Printing Business Units as a whole, and income before income taxes as a percentage of net sales remained high at 10.9%.

As for the Imaging Business Unit, unit sales of interchangeable-lens digital cameras were below those of the same period of the previous year due to the shortage of semiconductor chips, despite strong demand of the EOS R5 and EOS R6 full-frame mirrorless cameras. Unit sales of interchangeable lenses increased due to strong sales of RF-series interchangeable lenses, which expanded the product lineup. As for network cameras, sales increased mainly as a result of strengthening sales activities for such diversified applications as monitoring of congested and confined spaces as well as conventional market needs including crime prevention and disaster monitoring tools. As for professional video production equipment, unit sales of Cinema EOS-series, professional video cameras and broadcast lenses, were strong. These factors resulted in total sales for the business unit of ¥157.2 billion, a year-on-year increase of 5.8%, while income before income taxes decreased by 24.0% year-on-year to ¥13.7 billion mainly as a result of non-recurring expenses relating to the closing of certain production facility, despite the improvement of profitability due to an enhanced product mix.

As for the Medical Business Unit, demand due to supplementary government spending in Japan during the last year caused a negative impact. In addition, the resurgence of COVID-19 infections also affected equipment installation. However, sales order activities increased due to higher demand for updating equipment following a return to normal operations at medical institutions. These factors resulted in total sales for the business unit of ¥118.2 billion, a year-on-year decrease of 5.0%, while income before income taxes decreased by 45.2% year-on-year to ¥6.4 billion as a result of decreased unit sales and rising costs of parts and logistics, despite the promotion of greater expense efficiency.

As for the Industrial and Others Business Unit, regarding semiconductor lithography equipment, unit sales increased compared with the previous year due to strong sales in a wide range of products such as memory and logic and the maximum utilization of production capacity. For FPD lithography equipment, unit sales decreased compared with the previous year, when delay of equipment installation was caught up, although capital investments from panel manufacturers remained solid. These factors resulted in total sales for the business unit of ¥125.8 billion, a year-on-year increase of 1.0%, while income before income taxes totaled ¥11.5 billion, a year-on-year increase of 24.8% as a result of the improvement of profitability due to economies of scale caused by strong sales and an enhanced product mix. Sales and income increased in the Industrial and Others Business Units as a whole.

Cash Flow

In the first quarter, cash flow from operating activities decreased by ¥113.8 billion year-on-year to ¥15.4 billion as a result of higher inventory levels of key components and main products, in response to the shortage of semiconductor chips and the disruption in logistics due to high demand, and increased payment of income taxes due to increased taxable income. Cash flow used for investing activities decreased by ¥4.2 billion year-on-year to ¥35.1 billion mainly due to an increase in the sale of fixed assets, despite continued capital investment aimed at efficiency and productivity. Accordingly, free cash flow totaled negative ¥19.6 billion, a decrease of ¥109.6 billion compared with that of the previous year.

Cash flow from financing activities recorded an inlay of ¥38.2 billion mainly due to an increase in short-term loans, offset by a dividend payout, which increased ¥15.7 billion year-on-year.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥31.0 billion to ¥432.4 billion from the end of the previous year.

Outlook

The outlook for the global economy from the second quarter onward remains uncertain, with risks such as delays in the supply of semiconductor chips and high demand for international freight transport along with the worsening Ukraine crisis and accelerating inflation. However, the global economy is expected to maintain a recovery trend, supported by continued easing of regulations of economic activities due to the increase in COVID-19 booster vaccination rates and various economic measures and fiscal policies enacted in each country and region.

In the markets in which Canon operates, despite the continued impact of the shortage of semiconductor chips and the disruption in logistics due to high demand in the first half of the year, the impact is expected to improve moderately in the second half of the year. Demand for office MFDs is expected to increase due to the recovery of office occupancy rates. For laser printers, demand is expected to increase due to recovery of demand from offices in addition to home use. For inkjet printers, demand is expected to remain solid due to remote work and education, which have become more commonplace due to the impact of the COVID-19 pandemic. As for interchangeable-lens digital cameras, demand is expected to remain solid due to the need for high-quality visual expression, and demand is expected to exceed that of the same period of the previous fiscal year. For network cameras, the market is expected to maintain stable growth due to the growing demand for video analysis. In addition, the market for professional video production equipment is expected to grow, supported by increasing demand for video content due to the spread of online video content. As for the medical equipment market, demand is expected to remain solid as a result of stimulated demand for equipment updates as medical institutions resume normal operations. For semiconductor lithography equipment, demand from a wide range of fields such as memory and logic is expected to continue. For FPD lithography equipment, panel manufacturers are expected to increase capital investments due to the strong demand for the panels used in devices including laptops and tablets.

With regard to currency exchange rates on which Canon bases its performance outlook, Canon anticipates exchange rates of ¥120 to the U.S. dollar and ¥130 to the euro, representing depreciation of approximately ¥9 against the U.S. dollar and the same level against the euro as the previous year. For the U.S. dollar, Canon expects the yen to depreciate by ¥8 from its previous forecast.

Upon taking into consideration the current economic forecast, the aforementioned currency exchange rates and increasing product supply by switching to different parts and developing business with new component suppliers, Canon revised the forecast upward to full-year consolidated net sales of ¥3,980.0 billion, a year-on-year increase of 13.3%; operating profit of ¥360.0 billion, a year-on-year increase of 27.7%; income before income taxes of ¥370.0 billion, a year-on-year increase of 22.2%; and net income attributable to Canon Inc. of ¥252.0 billion, a year-on-year increase of 17.4%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2022		Change	Year ended December 31, 2021	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	3,870,000	3,980,000	110,000	3,513,357	+13.3%
Operating profit	332,000	360,000	28,000	281,918	+27.7%
Income before income taxes	360,000	370,000	10,000	302,706	+22.2%
Net income attributable to Canon Inc.	245,000	252,000	7,000	214,718	+17.4%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2022	As of December 31, 2021	Change
ASSETS
Current assets	2,017,683	1,878,345	139,338
Cash and cash equivalents	432,362	401,395	30,967
Short-term investments	4,001	3,377	624
Trade receivables	541,282	522,432	18,850
Inventories	733,211	650,568	82,643
Prepaid expenses and other current assets	321,313	314,489	6,824
Allowance for credit losses	(14,486)	(13,916)	(570)
Non-current assets	2,927,139	2,872,543	54,596
Noncurrent receivables	15,658	16,388	(730)
Investments	59,503	60,967	(1,464)
Property, plant and equipment, net	1,047,505	1,041,403	6,102
Operating lease right-of-use assets	105,978	95,791	10,187
Intangible assets, net	299,718	301,793	(2,075)
Goodwill	975,290	953,850	21,440
Other assets	426,122	404,720	21,402
Allowance for credit losses	(2,635)	(2,369)	(266)

Total assets	4,944,822	4,750,888	193,934

LIABILITIES AND EQUITY
Current liabilities	1,138,908	1,060,833	78,075
Short-term loans and current portion of long-term debt	145,098	44,891	100,207
Short-term loans related to financial services	42,100	42,300	(200)
Other short-term loans and current portion of long-term debt	102,998	2,591	100,407
Trade payables	351,401	338,604	12,797
Accrued income taxes	26,615	43,081	(16,466)
Accrued expenses	330,871	323,929	6,942
Current operating lease liabilities	31,707	30,945	762
Other current liabilities	253,216	279,383	(26,167)
Non-Current liabilities	607,676	591,626	16,050
Long-term debt, excluding current installments	179,647	179,750	(103)
Accrued pension and severance cost	246,256	248,467	(2,211)
Noncurrent operating lease liabilities	74,302	65,385	8,917
Other noncurrent liabilities	107,471	98,024	9,447

Total liabilities	1,746,584	1,652,459	94,125

Canon Inc. shareholders’ equity	2,971,967	2,873,773	98,194
Common stock	174,762	174,762	-
Additional paid-in capital	404,551	403,119	1,432
Retained earnings	3,593,078	3,606,052	(12,974)
Legal reserve	68,910	68,015	895
Other retained earnings	3,524,168	3,538,037	(13,869)
Accumulated other comprehensive income (loss)	(42,054)	(151,794)	109,740
Treasury stock, at cost	(1,158,370)	(1,158,366)	(4)
Noncontrolling interests	226,271	224,656	1,615

Total equity	3,198,238	3,098,429	99,809

Total liabilities and equity	4,944,822	4,750,888	193,934

	Millions of yen
	As of March 31, 2022	As of December 31, 2021
Notes:
1. Accumulated depreciation	2,919,968	2,862,801
2. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	116,721	5,519
Net gains and losses on derivative instruments	(2,072)	(894)
Pension liability adjustments	(156,703)	(156,419)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

	Millions of yen
	Three months ended March 31, 2022	Three months ended March 31, 2021	Change(%)
Net sales	879,350	842,651	+	4.4
Cost of sales	484,958	458,292

Gross profit	394,392	384,359	+	2.6
Operating expenses:
Selling, general and administrative expenses	246,915	246,435
Research and development expenses	71,337	67,360

	318,252	313,795

Operating profit	76,140	70,564	+	7.9
Other income (deductions):
Interest and dividend income	608	424
Interest expense	(234)	(168)
Other, net	(8,817)	(4,772)

	(8,443)	(4,516)

Income before income taxes	67,697	66,048	+	2.5

Income taxes	17,904	17,482

Consolidated net income	49,793	48,566
Less: Net income attributable to noncontrolling interests	3,818	4,112

Net income attributable to Canon Inc.	45,975	44,454	+	3.4

Consolidated statements of comprehensive income
	Millions of yen
	Three months ended March 31, 2022	Three months ended March 31, 2021	Change(%)
Consolidated net income	49,793	48,566	+	2.5
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	112,128	75,218
Net gains and losses on derivative instruments	(1,182)	(1,490)
Pension liability adjustments	(274)	19,904

	110,672	93,632

Comprehensive income (loss)	160,465	142,198	+	12.8
Less: Comprehensive income (loss) attributable to noncontrolling interests	4,750	4,994

Comprehensive income (loss) attributable to Canon Inc.	155,715	137,204	+	13.5

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

	Millions of yen
Sales by business unit	Three months ended March 31, 2022	Three months ended March 31, 2021	Change(%)
Printing	504,778	469,355	+	7.5
Imaging	157,201	148,604	+	5.8
Medical	118,198	124,414	-	5.0
Industrial and Others	125,823	124,552	+	1.0
Eliminations	(26,650)	(24,274)		-

Total	879,350	842,651	+	4.4

	Millions of yen
Sales by region	Three months ended March 31, 2022	Three months ended March 31, 2021	Change(%)
Japan	220,558	224,268	-	1.7
Overseas:
Americas	252,670	218,358	+	15.7
Europe	217,680	210,989	+	3.2
Asia and Oceania	188,442	189,036	-	0.3

	658,792	618,383	+	6.5

Total	879,350	842,651	+	4.4

Notes:	1. The primary products included in each of the segments are as follows:
Printing Business Unit :

Office multifunction devices (MFDs) / Document solutions / Laser multifunction printers (MFPs) / Laser printers /Inkjet printers / Image scanners / Calculators / Digital continuous feed presses / Digital sheet-fed presses / Large format printers

Imaging Business Unit :

Interchangeable-lens digital cameras / Interchangeable lenses / Digital compact cameras / Compact photo printers / Network cameras / Video management software / Video content analytics software / Digital camcorders / Digital cinema cameras / Broadcast equipment /Multimedia projectors

Medical Business Unit :

Computed tomography (CT) systems / Diagnostic ultrasound systems / Diagnostic X-ray systems / Magnetic resonance imaging (MRI) systems / Clinical chemistry analyzers / Digital radiography systems / Ophthalmic equipment

Industrial and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / OLED Display Manufacturing Equipment / Vacuum thin-film deposition equipment / Die bonders / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Three months ended March 31, 2022	Three months ended March 31, 2021
Cash flows from operating activities:
Consolidated net income	49,793	48,566
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	54,350	50,885
(Gain) loss on disposal of fixed assets	(12,606)	624
Deferred income taxes	(2,553)	66
Decrease in trade receivables	479	39,865
Increase in inventories	(54,193)	(17,158)
Increase in trade payables	22,098	23,205
Decrease in accrued income taxes	(17,588)	(654)
(Decrease) increase in accrued expenses	(4,406)	2,780
Decrease in accrued pension and severance cost	(9,731)	(18,019)
Other, net	(10,219)	(914)

Net cash provided by operating activities	15,424	129,246
Cash flows from investing activities:
Purchases of fixed assets	(47,466)	(41,177)
Proceeds from sale of fixed assets	14,032	967
Proceeds from maturity of held to maturity securities	1,483	-
Purchases of securities	(2,583)	(110)
Proceeds from sale and maturity of securities	160	159
Acquisitions of businesses, net of cash acquired	(1,345)	-
Other, net	668	896

Net cash used in investing activities	(35,051)	(39,265)
Cash flows from financing activities:
Repayments of long-term debt	(474)	(468)
Decrease in short-term loans related to financial services, net	(200)	(1,900)
Increase in other short-term loans, net	99,560	19,999
Dividends paid	(57,517)	(41,831)
Repurchases and reissuance of treasury stock, net	(4)	(5)
Other, net	(3,135)	(1,582)

Net cash provided by (used in) financing activities	38,230	(25,787)
Effect of exchange rate changes on cash and cash equivalents	12,364	11,525

Net change in cash and cash equivalents	30,967	75,719
Cash and cash equivalents at beginning of period	401,395	407,684

Cash and cash equivalents at end of period	432,362	483,403

*

Canon has changed the presentation of “Decrease in short-term loans related to financial services, net” and “Increase in other short-term loans, net” separated from “Increase in short-term loans, net” from the fourth quarter of 2021. To conform with the change in the presentation, consolidated statement of cash flows for the three months ended March 31, 2021 also has been reclassified.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

6. NOTE ON SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.